SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3
TO
SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

INTERTRUST TECHNOLOGIES CORPORATION
(Name of Subject Company)

INTERTRUST TECHNOLOGIES CORPORATION
(Name of Person Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

46113Q109
(CUSIP Number of Class of Securities)

David Lockwood
President and Chief Executive Officer
InterTrust Technologies Corporation
4800 Patrick Henry Drive
Santa Clara, California 95054
(408) 855-0100
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

Roger Aaron, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, New York 10035 (212) 735-3000	Kenton J. King, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 525 University Avenue, Suite 1100 Palo Alto, California 94301 (650) 470-4500

☐	CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “Commission”) by InterTrust Technologies Corporation on November 22, 2002 (the “Original Schedule 14D-9”), as amended by Amendment No. 1 to Schedule 14D-9 filed with the Commission on December 5, 2002 and Amendment No. 2 to Schedule 14D-9 filed with the Commission on December 13, 2002 (as so amended, the “Schedule 14D-9”). Except as otherwise indicated, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 4:    The Solicitation or Recommendation.

Item 4 is amended and supplemented by inserting the following text at the end of the subsection entitled “Litigation Related to the Merger and the Effect of a Tender by a Majority of Outstanding Shares—The Delaware Action”:

On December 13, 2002, the Delaware Plaintiffs withdrew their motion for preliminary injunction.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INTERTRUST TECHNOLOGIES CORPORATION

By:	/s/ DAVID LOCKWOOD
Name: David Lockwood Title: President and Chief Executive Officer

Dated:    December 17, 2002